Exhibit 19.1

APPLIED DNA INSIDER TRADING POLICY

Purpose

The purpose of this Insider Trading Policy is to define those individuals who are designated as “insiders” for the purpose of APDN stock trading restrictions and to outline the obligations of insiders regarding insider trading and federal securities laws. Except where otherwise explicitly stated, this insider trading policy applies to all employees, officers, members of the Board of Directors and consultants of Applied DNA Sciences as well as their spouses, minor children, other relatives who live with them and any trusts, estates or other entities over which they exercise control or in which they have any beneficial interest.

General Prohibition Against Insider Trading and Disclosure of Nonpublic Information

During your work at Applied DNA Sciences, you may become aware of important information – or what the law calls “material” information – about Applied DNA Sciences or other companies that is not available to the public. It is illegal and contrary to company policy for you to buy or sell stock or other securities of any company (including Applied DNA Sciences, Inc.) while you are in possession of such material nonpublic information concerning the relevant company or its securities.

Whenever you possess such material nonpublic information, it is also illegal and contrary to company policy for you to disclose such information to anyone else who might buy or sell securities of the relevant company (including family, friends, or business acquaintances), or to suggest to anyone else that they buy or sell securities of the relevant company. Any of the foregoing conduct can result in severe disciplinary action up to and including termination of your employment and subject both you and the company to civil liability and criminal prosecution. For purposes of this policy, “material” information includes any information that a reasonable investor would consider important in deciding whether to buy, sell or hold the securities involved, or any information that would, if disclosed to the public, likely affect the market price of the securities.

You should resolve any doubts in favor of assuming that non‐public information is material.

Some categories of information typically deemed “material” include the following, although this list is not exclusive:

•	Information about revenues, earnings, liquidity and other measures of financial position or performance;
•	Changes in financial performance or future financial outlook;
•	Significant changes in the company’s debt ratings;
•	Significant transactions such as mergers, acquisitions and divestitures;
•	Key personnel changes, additions or departures;

•	Development of significant new products or discontinuations of significant existing products;
•	Acquisitions or losses of significant customers or significant orders;
•	Anticipated stock splits, company share repurchases, securities offerings or changes in dividend policy or amounts; and
•	Significant litigation developments or decisions by government agencies.

Information is generally considered nonpublic unless it has been publicly disseminated through a press release, SEC filing, or other means of wide public distribution. If you have any doubt about whether information you possess is available to the public, you should confirm its public nature by reviewing the company’s press releases, SEC filings, and web site before engaging in any securities transactions.

As a general guidance, if you possess material nonpublic information about a company or its securities, you should wait until at least 24 hours after the information has been publicly disseminated before effecting any securities transactions.

Additional Restrictions for Senior Management (Director Level and above), Finance Group and Sales Group– Trading Blackout Periods

In addition to the foregoing prohibition against buying or selling securities at any time when you possess material nonpublic information, the company has adopted certain “Trading Blackout Periods” during which you are prohibited from buying or selling Applied DNA Sciences, Inc. securities even if you do not possess such information. These Trading Blackout Periods are imposed to avoid even the potential appearance that any of us might take advantage of quarterly or annual financial information that has not yet been disclosed to the public.

The four quarterly Trading Blackout Periods begin on the 10th business day of the last month of each fiscal quarter and end at the close of trading on the second full day after issuance of our quarterly earnings release for the corresponding concluded fiscal quarter. The fiscal quarters end on December 31, March 31, June 30 and September 30 of each year.

You should note that if a quarterly earnings release is delayed, the actual ending date of the regular blackout period will be extended. It is your responsibility and obligation to confirm that no regular blackout period is in effect under the Insider trading policy prior to trading in any Company securities that are subject to the Insider Trading Policy.

Special Trading Blackout Periods

On occasion, a nonpublic development or transaction may require the company to impose, without prior notice, a Special Trading Blackout Period applicable to some or all personnel. If you are subject to such a Special Trading Blackout Period, you will be notified by email when the Special

Trading Blackout Period begins and ends, and you may not buy or sell any Applied DNA Sciences, Inc. securities during the period. The imposition of such a Special Trading Blackout Period may itself be deemed material nonpublic information, so you should not disclose its existence to anyone else.

Limited Exceptions to the Foregoing

The foregoing prohibitions, restrictions and Trading Blackout Periods do not apply to the following:

•	The acceptance or receipt of stock options, shares of restricted stock or similar grants of securities under one of the company’s benefit plans; and
•

Exercises of employee stock options, so long as the stock is not sold during a Trading Blackout Period or at a time when you possess material nonpublic information about Applied DNA Sciences, Inc. or its securities.

Investor Communications

Unless explicitly authorized, employees should not respond to any inquiries from analysts or investors. All communications should be referred to Investor Relations. This includes among other things, posting information in message boards and chat rooms and requests for “official comments”.